KIRIN

KIRIN BREWERY COMPANY, LIMITED
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104 Japan
Telephone: Tokyo (03)5540-3411 Fax: Tokyo (03)5540-3547
Cable Address: KIRINBEER

03 NOV 25 AM 7:21

File No. 82-188
Nov 11, 2003

03037627

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

SUPPL

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of Summary of Consolidated Financial Results for the 9 months ended September 30, 2003(Unaudited)

2. English translation of Summary of NON-Consolidated Financial Results for the 9 months ended September 30, 2003(Unaudited)

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

If you have any further questions or requests for additional information please do not hesitate to contact Osamu Harano at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By ______________
Name: Osamu Harano
Title: Group Leader
Finance Group

dlw 12/1

Enclosures

099999-0990-02664-Tokyo.2005422.1

KIRIN BREWERY COMPANY, LIMITED

November 11, 2003

SUMMARY OF CONSOLIDATED FINANCIAL RESULTS FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2003

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, Executive officer, General Manager of Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly consolidated statements of income, etc.

   Whether US GAAP is applied: None

   Change in accounting policies: Yes (Please see "SEGMENT INFORMATION")

   Changes in scope of consolidation and application of equity method:

   Consolidation : Increase 1 company

   Equity method: Increase 1 company

2. Business results and financial positions for the 9 months (January 1, 2003 - September 30, 2003)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before extraordinary items (¥ millions)	Percentage change (%)
9 months ended September 30,2003	1,173,527	0.1	81,879	5.2	78,113	6.5
9 months ended September 30,2002	1,172,292	0.9	77,857	25.7	73,342	24.1
Year ended December 31, 2002	1,583,248		89,789		84,443	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
9 months ended September 30,2003	34,870	13.0	36.08	36.07
9 months ended September 30,2002	30,857	29.2	31.44	—
Year ended December 31, 2002	32,540		33.26	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the 9 months ended September 30, 2003, to those for the 9 months ended September 30, 2002.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
September 30, 2003	1,746,930	801,875	45.9	829.90
September 30, 2002	1,716,697	783,015	45.6	804.39
December 31, 2002	1,744,131	769,227	44.1	795.71

(3) Cash flows

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
9 months ended September 30,2003	72,100	(49,345)	(8,832)	118,748
9 months ended September 30,2002	52,210	(156,693)	71,799	110,823
Year ended December 31, 2002	87,750	(175,377)	50,699	105,625

3. Forecast of business results for the current fiscal year (January 1, 2003-December 31, 2003)

	Sales (¥ million)	Income before extraordinary items (¥ million)	Net income (¥ million)	Net income Per share (¥)
Year ending December 31, 2003	1,610,000	87,000	33,000	34.15

Note: Forecasted operating income ¥ 90,000 million

4. Results of Operations for the Nine Months to the End of the Third Quarter

Consolidated net sales for the nine-month period to the end of the third quarter (January 1, 2003 to September 30, 2003) were ¥1,173.5 billion, up 0.1% from the same period of the previous fiscal year. Although sales of alcohol beverages were down slightly, sales in the soft drink and pharmaceuticals businesses were strong. In terms of profitability, consolidated operating income increased 5.2% over the same period of the previous fiscal year to ¥81.8 billion, consolidated income before extraordinary items rose 6.5% to ¥78.1 billion, and consolidated net income increased 13.0% to ¥34.8 billion.

Results by Business Segment

Alcohol Beverage Business

Kirin continued to develop its comprehensive alcohol business by strengthening Group cooperation, expanding its portfolio of alcohol beverages, making strategic investments in the growing categories.

In the beer category, the Company developed new products around its key *Kirin Lager* and *Kirin Ichiban Shibori* brands that offer new degrees of added value. *Kirin Lager*'s position as the Company's representative brand was bolstered by the release of *Kirin Classic Lager* in cans in the Chugoku and Shikoku areas, and the launch of *Kirin Lager Blue Label*, with 50% less sugar, in response to growing health consciousness. For *Ichiban Shibori*, Kirin continued with its "food" series of commercials, with the aim of securing its position as the representative draft beer brand. Kirin also worked to bring a new kind of fun to beer, by offering the *Kirin Tarunama System*, made available through the Company's chilled distribution system to ensure quality, allowing consumers to enjoy authentic draft beer at home. The sales area was increased for the unfiltered, live-yeast beer *Maroyaka Kobo*, which had been test marketed the previous year, and a new product, *Maroyaka Kobo Hana-kaori*, featuring an even more opulent fragrance, was launched on a limited basis.

In the *happo-shu* (low-malt beer) category, Kirin continued to strengthen its key *Kirin Tanrei* brand, as well as the *Tanrei Green Label* and *Gokunama* brands, both launched in 2002. Since the launch of *Tanrei Alpha* in February, Kirin has continued to improve production technology, cutting 95 percent (Kirin's comparison) of purine bodies and improving the beverage's taste. Other value-added *happo-shu* brands were also launched to respond to diversified customer needs, including the dark *happo-shu Namakuro*, which follows the same "easy-drinking and inexpensive" concept behind *Gokunama*, and *Kirin Honey Brown*, a limited-release *happo-shu*, which delivers a new kind of taste by using honey as one of its ingredients.

In order to create a new category of beer-flavored sparkling beverages aimed at adults, Kirin launched *Malt Squash*, offering authentic beer taste with approximately 0.5% of the alcohol.

In the growing *chu-hi* category, Kirin bolstered the *Kirin Chu-hi Hyoketsu* brand, and took steps to offer new degrees of value in the *chu-hi* drink category. A new lime flavor was added to the lineup, with *Chardonnay Sparkling* and *White Peach Sparkling* launched as part of the new Premium Fruits series, adding to the variety and range of *chu-hi* drinks available.

In an effort to create a new kind of *shochu* (Japanese distilled liquor made from grain) market last year, Kirin began marketing two products nationwide that had only been released on a trial basis in select areas. The sales area for *Mugi Shochu Pure Blue* was expanded in May, and for *Hyoketsu 21°* Straight in June.

Kirin also conducted aggressive promotional campaigns, including "KIRIN Loves Sports Campaign 'Kachi-T' Present," a nationwide campaign designed to show Kirin as a supporter of sports. The number of entries for this campaign, at approximately 72 million, was the largest number ever recorded for a closed campaign. (Number of entries versus public campaigns previously conducted in Japan, as of September 2003)

In the spirits and wine category, Kirin continued with efforts to strengthen the *Chivas Regal* and *Four Roses* brands. Kirin also expanded its business foundation when it acquired the Japan sales rights to *Franzia*, the world's top-selling wine brand*, and began importing and selling Australian wine produced by a subsidiary of Kirin Group company Lion Nathan Limited.

*Greatest sales volume for a single brand (Source: Impact Databank 2002 Edition)

In sales and marketing, Kirin Communication Stage Co., Ltd., which mainly handles in-store marketing for volume retailers, widened its operational area to include the Kinki region in January, and began operating nationwide in April. This subsidiary has been operating in the Tokyo area since its establishment in September 2002. Kirin also continued with effective investment of marketing funds and strategic allocation of resources in the growing markets.

In the international beer business, *Kirin Pure and Light*, a new beer developed in cooperation with Lion Nathan's Chinese subsidiary, Lion Nathan Beer & Beverages (Suzhou) Co., Ltd., and produced at its Suzhou Brewery, was launched in Shanghai in January. In May a new Kirin brand of beer produced by Lion Nathan, *KIRIN ICHIBAN-First Press Beer*, was launched in Australia and New Zealand.

As a result of the above, although sales of *chu-hi* drinks were strong, the increase in tax on *happo-shu* and falling sales of beer led to net sales in the alcohol beverage business of ¥761.5 billion, a decrease of 3.6% compared with the same period of the previous year.

Soft Drinks Business

Kirin Beverage Corporation, which operates Kirin's soft drinks business, undertook efforts to strengthen the foundation of its business by enhancing its product portfolio, and conducted aggressive marketing aimed at nurturing and growing key brands.

By product, the premium brand *Korase Namacha* was launched as part of the *Kirin Namacha* lineup for a limited time during the summer, adding a new freshness to the brand. Aggressive marketing for *Gogono-kocha* ("afternoon tea") as "a new refreshing taste in iced tea" resulted in sales well above initial targets. Greater focus was made on penetration of the *Kirin Amino Supli* brand, with a series of television commercials produced in anticipation of the peak demand season. As part of an overhaul of the *Kirin Fire* brand, new products were launched nationwide in September. In the growing market for mineral water, the Company conducted marketing aimed at further market penetration and establishing *Volvic* as a premium mineral water brand.

In marketing, Kirin stepped up its sales efforts, focusing mainly on volume retailer channels. The Company also began exploring business integration with Koiwai Dairy Products Co., Ltd., with the aim of further expanding the chilled product and distribution business.

In the China business, growing sales and strong performance is reported for *Kirin Gogono-kocha*, *Kirin Namacha*, *Kirin Amino Supli* and *Kirin Kikicha*.

As a result of the above, net sales of the soft drink business totaled ¥270.0 billion, an increase of 3.8% compared with the same period of the previous year.

Pharmaceuticals Business

In the pharmaceuticals business, Kirin continued to conduct marketing activities with Sankyo Co., Ltd. for *ESPO*, a genetically engineered hormone that regulates red blood cell production, and for *GRAN*, an agent that stimulates white blood cell production. The Company also focused on exclusive marketing efforts in Japan for *Rocaltrol Injection*, a treatment for secondary hyperparathyroidism. *ESPO* pre-filled syringes were launched in April, and the hyperphosphatemia agent *PHOSBLOCK Tablets*, developed in cooperation with Chugai Pharmaceutical Co., Ltd., was launched in June. In the human antibody drug field, Kirin signed a licensing agreement in July with Takeda Chemical Industries, Ltd. for its human antibody-producing mouse technology.

Net sales in the pharmaceuticals business, as a result of the expansion of Kirin's in-house marketing efforts, totaled ¥40.0 billion, an increase of 12.5% compared with the same period of the previous year.

Other Businesses

In agribio, Kirin began marketing the new color *Blue* in its *Kirin Wave* series of petunia hybrid, which was awarded prizes this year in two major international floriculture competitions. Kirin also developed an effective testing system that uses DNA markers to identify chrysanthemum varieties resistant to White Rust (Albugo candida). Also, a second FLORÉAL location, a new concept retail flower shop established by Flower Gate, Inc. last year, was opened in the Aoyama area of Tokyo due to the popularity of the pilot store.

In nutrient foods, Takeda-Kirin Foods Corporation began marketing their jointly developed beer yeast extract *Komi*, strengthening its seasoning product lineup.

As a result of the above, sales in other businesses totaled ¥101.9 billion, an increase of 17.6% compared with the same period of the previous year.

5. Policies Concerning Improvements in the Management Structure

As part of its management structure reform, effective March 28, 2003 Kirin revised the makeup of the Board of Directors, and introduced an executive officer system to clarify the responsibilities of the decision-making and operating functions. Reducing the number of Directors and the establishment of an advisory board will enhance the top-level decision-making function of the Board of Directors. The establishment of an Appointment Advisory Committee and Compensation Advisory Committee will help increase transparency in management, and the establishment of new meeting bodies will create a structure to support prompt decision-making by the executive officers.

The Company's corporate governance structure is as follows:


Shareholders' Meeting
Appointment Advisory Committee
Proposes candidates for director, auditor and executive officer positions, and presents them to the Board of Directors
Board of Directors
Supreme group decision-making body
Oversee business and affairs of the corporation
Chairman of the Board
President
Internal Directors
External Directors
Board of Auditors
Internal Auditors
External Auditors
Auditing
Auditing
Compensation Advisory Committee
Examines the system and standards for compensation of directors, executive officers and auditors, and presents findings to the Board of Directors
Accounting Auditor
Advisory Board
Renders advice from an objective viewpoint regarding corporate management
Operations
President
Senior Executive Officers
Managing Executive Officers
Executive Officers
Oversee business and affairs of the corporation
Auditing
Managerial Auditing Division
Internal Auditors
Auditing
Domestic Alcohol Strategy Committee
Considers vital issues relating to administration of the domestic alcohol business
Management Strategy Committee
Considers vital issues relating to administration of all businesses other than the domestic alcohol business
Risk Management Committee

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At September 30,2003 Amount	Percentage over total assets	At September 30,2002 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2002 Amount	Percentage over total assets
Current Assets		%		%			%
Cash	121,396		111,276		10,120	108,148	
Notes and accounts receivable	232,010		218,827		13,183	269,106	
Marketable securities	1,441		3,788		(2,347)	2,017	
Inventories	102,099		94,398		7,701	83,949	
Other	54,757		49,753		5,004	65,820	
Allowance for doubtful accounts	(3,680)		(3,158)		(522)	(5,456)	
Total current assets	508,024	29.1	474,887	27.7	33,137	523,585	30.0
Fixed Assets							
Property, Plant and Equipment							
Buildings and structures	188,915		187,717		1,198	189,050	
Machinery, equipment and vehicles	186,400		192,300		(5,900)	190,687	
Land	168,780		166,289		2,491	166,393	
Other	76,016		69,296		6,720	63,252	
Total	620,112	35.5	615,604	35.8	4,508	609,382	35.0
Intangible Assets							
Consolidation differences	46,666		46,124		542	45,513	
Other	110,935		106,174		4,761	106,608	
Total	157,601	9.0	152,299	8.9	5,302	152,122	8.7
Investments and Other Assets							
Investment securities	341,645		349,650		(8,005)	330,905	
Other	124,212		128,129		(3,917)	132,049	
Allowance for doubtful accounts	(4,666)		(3,874)		(792)	(3,913)	
Total	461,191	26.4	473,905	27.6	(12,714)	459,041	26.3
Total fixed assets	1,238,905	70.9	1,241,809	72.3	(2,904)	1,220,546	70.0
TOTAL ASSETS	1,746,930	100.0	1,716,697	100.0	30,233	1,744,131	100.0

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	At September 30,2003		At September 30,2002		Increase (Decrease)	At December 31, 2002	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes and accounts payable	98,931		96,196		2,735	98,649	
Short-term loans payable	37,007		62,183		(25,176)	47,824	
Liquor taxes payable	77,564		77,609		(45)	113,660	
Income taxes payable	22,845		16,735		6,110	15,599	
Accrued expenses	66,723		64,800		1,923	59,573	
Deposits received	52,155		56,462		(4,307)	61,227	
Other	42,262		45,850		(3,588)	64,619	
Total current liabilities	397,490	22.8	419,840	24.4	(22,350)	461,154	26.4
Long-term Liabilities							
Bonds	133,909		130,224		3,685	129,948	
Long-term debt	133,441		103,981		29,460	105,148	
Pension and retirement benefits	90,352		97,041		(6,689)	95,414	
Other reserves	9,129		9,072		57	8,607	
Deposits received	72,280		79,628		(7,348)	78,567	
Other	29,360		19,114		10,246	21,633	
Total long-term liabilities	468,474	26.8	439,063	25.6	29,411	439,318	25.2
TOTAL LIABILITIES	865,965	49.6	858,903	50.0	7,062	900,473	51.6
MINORITY INTERESTS	79,089	4.5	74,778	4.4	4,311	74,431	4.3
Common Stock	—	—	102,045	5.9	(102,045)	102,045	5.8
Additional Paid-in Capital	—	—	70,868	4.1	(70,868)	70,868	4.1
Revaluation variance for Land	—	—	(1,625)	(0.1)	1,625	(1,627)	(0.1)
Retained Earnings	—	—	625,670	36.5	(625,670)	630,744	36.2
Net unrealized holding gains on securities	—	—	16,887	1.0	(16,887)	6,132	0.4
Foreign currency translation adjustments	—	—	(22,121)	(1.3)	22,121	(25,308)	(1.5)
Total	—	—	791,724	46.1	(791,724)	782,855	44.9
Treasury Stock	—	—	(8,709)	(0.5)	8,709	(13,628)	(0.8)
TOTAL SHAREHOLDERS' EQUITY	—	—	783,015	45.6	(783,015)	769,227	44.1
Common stock	102,045	5.8	—	—	102,045	—	—
Capital reserve	70,868	4.1	—	—	70,868	—	—
Retained earnings	652,661	37.4	—	—	652,661	—	—
Revaluation variance for Land	(1,674)	(0.1)	—	—	(1,674)	—	—
Net unrealized holding gains on securities	20,874	1.2	—	—	20,874	—	—
Foreign currency translation adjustments	(28,844)	(1.7)	—	—	(28,844)	—	—
Treasury stock	(14,056)	(0.8)	—	—	(14,056)	—	—
TOTAL SHAREHOLDERS' EQUITY	801,875	45.9	—	—	801,875	—	—
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	1,746,930	100.0	1,716,697	100.0	30,233	1,744,131	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	9 months ended September 30, 2003		9 months ended September 30, 2002		Increase (Decrease)	Year ended December 31, 2002	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	1,173,527	100.0	1,172,292	100.0	1,235	1,583,248	100.0
Cost of Sales	725,418	61.8	738,392	63.0	(12,974)	1,000,199	63.2
Gross Profit	448,109	38.2	433,900	37.0	14,209	583,048	36.8
Selling, General and Administrative Expenses	366,229	31.2	356,042	30.4	10,187	493,259	31.2
Operating Income	81,879	7.0	77,857	6.6	4,022	89,789	5.7
Non-operating Income							
Interest income	503		683		(180)	1,147	
Return on funds in trust	—		210		(210)	210	
Dividend income	2,158		1,794		364	2,614	
Equity in earnings of affiliates	24		835		(811)	2,102	
Gain on transactions related to gift coupon	2,047		—		2,047	453	
Other	2,988		3,158		(170)	3,689	
Total	7,722	0.7	6,682	0.6	1,040	10,217	0.6
Non-operating Expenses							
Interest expense	7,234		6,478		756	8,955	
Other	4,253		4,718		(465)	6,607	
Total	11,488	1.0	11,197	1.0	291	15,562	1.0
Income before Extraordinary Items and Income Taxes	78,113	6.7	73,342	6.3	4,771	84,443	5.3
Extraordinary Income							
Gain on sales of fixed assets	864		2,115		(1,251)	3,401	
Gain on sales of investment securities	74		410		(336)	420	
Reversal of allowance for doubtful accounts	1,573		—		1,573	—	
Gain on transfer of substitutional portion of the Welfare Pension Fund	2,601		—		2,601	—	
Reversal of allowance for furnace overhaul	—		700		(700)	700	
Total	5,113	0.4	3,226	0.3	1,887	4,521	0.3
Extraordinary Expenses							
Loss on disposal of fixed assets	1,553		4,699		(3,146)	6,715	
Loss on sales of fixed assets	115		171		(56)	379	
Loss on revaluation of investment securities	—		—		—	2,236	
Loss on sales of investment securities	64		5		59	7	
Business restructuring costs	1,245		—		1,245	—	
Loss on devaluation of real estate in trust	—		—		—	3,352	
Premium on retirement benefits	—		—		—	1,755	
Total	2,978	0.3	4,876	0.4	(1,898)	14,447	0.9
Income before Income Taxes and Minority Interests	80,248	6.8	71,692	6.1	8,556	74,517	4.7
Income Taxes	39,176	3.3	35,309	3.0	3,867	36,214	2.2
Minority Interests	6,201	0.5	5,525	0.5	676	5,762	0.4
Net Income	34,870	3.0	30,857	2.6	4,013	32,540	2.1

CONSOLIDATED STATEMENTS OF CASH FLOWS (¥ millions)

	9 months ended September 30, 2003	9 months ended September 30, 2002	Increase (Decrease)	Year ended December 31, 2002
Cash flows from operating activities				
Income before income taxes and minority interests	80,248	71,692	8,556	74,517
Depreciation and amortization	55,504	54,787	717	75,206
Increase (decrease) in reserves	(8,303)	(1,011)	(7,292)	635
Interest and dividend income and return on funds in trust	(2,661)	(2,688)	27	(3,972)
Interest expense	7,234	6,478	756	8,955
Decrease (increase) in notes and accounts receivable	39,447	43,301	(3,854)	(6,164)
Decrease (increase) in inventories	(9,166)	(21,333)	12,167	(11,131)
Increase (decrease) in notes and accounts payable	(6,543)	(15,285)	8,742	(11,265)
Increase (decrease) in liquor taxes payable	(37,259)	(42,184)	4,925	(6,107)
Other	(8,793)	(1,773)	(7,020)	10,092
Sub-total	109,708	91,984	17,724	130,766
Interest, dividend and return on funds in trust received	4,957	4,393	564	6,227
Interest paid	(7,636)	(6,244)	(1,392)	(8,785)
Income taxes paid	(34,929)	(37,922)	2,993	(40,457)
Net cash provided by operating activities	72,100	52,210	19,890	87,750
Cash flows from investing activities				
Payments for purchases of property, plant, equipment and intangible assets	(44,694)	(70,178)	25,484	(85,492)
Proceeds from sales of property, plant and equipment	2,529	4,334	(1,805)	5,278
Payments for purchase of marketable securities and investment securities	(2,898)	(102,440)	99,542	(103,832)
Proceeds from sales and redemption of marketable securities and investment securities	3,800	12,333	(8,533)	11,075
Proceeds from termination of funds in trust	–	17,411	(17,411)	17,411
Payments for acquisition of shares of newly consolidated subsidiaries	(11,909)	(10,036)	(1,873)	(12,674)
Other	3,826	(8,116)	11,942	(7,144)
Net cash used in investing activities	(49,345)	(156,693)	107,348	(175,377)
Cash flows from financing activities				
Increase (decrease) in loans	8,039	52,647	(44,608)	37,981
Proceeds from issue of bonds	–	40,000	(40,000)	40,000
Payments for purchase of treasury stock	(230)	(8,623)	8,393	(13,542)
Cash dividends paid	(10,163)	(9,891)	(272)	(11,777)
Cash dividends paid to minority shareholders	(6,322)	(2,191)	(4,131)	(2,203)
Other	(154)	(142)	(12)	239
Net cash provided by (used in) financing activities	(8,832)	71,799	(80,631)	50,699
Effect of exchange rate fluctuation on cash and cash equivalents	(295)	(328)	33	(1,282)
Net increase (decrease) in cash and cash equivalents	13,626	(33,012)	46,638	(38,209)
Cash and cash equivalents at beginning of period	105,625	144,331	(38,706)	144,331
Cash and cash equivalents of subsidiaries included in (or excluded from) the consolidation scope at beginning of period, net	(503)	(495)	(8)	(495)
Cash and cash equivalents at end of period	118,748	110,823	7,925	105,625

(SEGMENT INFORMATION)

Business Segment Information

(¥ millions)

	9 months ended September 30,2003						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
1 Unaffiliated customers	761,566	270,022	40,003	101,933	1,173,527	—	1,173,527
2 Intersegment	1,811	459	—	59,609	61,880	(61,880)	—
Total sales	763,378	270,481	40,003	161,543	1,235,407	(61,880)	1,173,527
Operating expenses	710,276	256,660	28,662	156,346	1,151,946	(60,298)	1,091,647
Operating income	53,101	13,821	11,340	5,197	83,461	(1,581)	81,879

Notes: 1. Business segments are classified based on type and nature of products.

2. Main products of sales by segment are as follows;

Business segments	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happoshu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drinks, Other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, Logistics, Floriculture etc.

(Changes in classification of business segments and method of allocation of operating expenses)

In consideration of the recent increase in importance of the Pharmaceuticals business, the Company reviewed its segmentation and made the change in classifications in order to more clearly report the business segment information. As a result, the business segment information, which was previously presented by three segments (Alcoholic Beverages, Soft Drinks and Others), was classified into four segments (Alcoholic Beverages, Soft Drinks, Pharmaceuticals and Others) for the current fiscal year.

Following the change described above, the Company considered more rational standard of allocation for companywide operating expenses which better reflects the size of operations of each segment, as the Company promoted efficiency in domestic alcoholic beverage business by downsizing its workforce. And, accordingly, the Company changed the method of allocation for those expenses from the previous standard of proportional allocation based on numbers of employees for each segment to the new standard of proportional allocation based on sales amount of each segment, in order to more accurately reflect in segment information the actual conditions under which such expenses are incurred.

Because of the change, in comparison with the previous presentation, operating expenses of the Alcoholic Beverages segment increased by ¥ 3,536 million, operating expenses of the Soft Drinks segment increased by ¥ 20 million, operating expenses of the Pharmaceuticals segment decreased by ¥ 3,430 million, and operating expenses of the Others segment decreased by ¥ 126 million for the 9 months ended September 30, 2003.

Business segment information for the 9 months ended September 30, 2002, restated to conform with the change of classifications for business segment information and the method of allocation of operating expenses adopted for the 9 months ended September 30, 2003, was as follows.

(¥ millions)

	9 months ended September 30, 2002						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales							
1 Unaffiliated customers	789,973	260,069	35,548	86,700	1,172,292	—	1,172,292
2 Intersegment	2,351	873	—	66,568	69,793	(69,793)	—
Total sales	792,324	260,943	35,548	153,269	1,242,085	(69,793)	1,172,292
Operating expenses	746,511	243,505	25,266	146,755	1,162,040	(67,605)	1,094,434
Operating income	45,812	17,437	10,281	6,513	80,045	(2,188)	77,857

(PRODUCTION, ORDERS RECEIVED AND SALES)

(1) PRODUCTION PERFORMANCE

Production performance for the 9 months ended September 30, 2003 classified by the type of business segment was as follows:

Business Segment	9 months ended September 30,2003	Percentage change (%)
Alcoholic beverages	738,582 (¥ Millions)	(2.2)
Soft drinks	93,760 (¥ Millions)	6.0
Pharmaceuticals	43,607 (¥ Millions)	14.0
Others	35,311 (¥ Millions)	17.7
Total	911,261 (¥ Millions)	(0.1)

Note: The amounts are calculated based on sales price without consumption taxes.

(2) ORDERS RECEIVED

Orders received for the 9 months ended September 30, 2003 classified by the type of business segment was as follows:

The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "alcoholic beverages" and "soft drinks" segments and inspection machines and others in "other" segment.

Business Segment	Orders received during period	Percentage change (%)	Backlog	Percentage change (%)
Alcoholic beverages	459 (¥ Millions)	234.2	—	—
Soft drinks	1,701 (¥ Millions)	74.7	—	—
Pharmaceuticals	— (¥ Millions)	—	—	—
Others	5,704 (¥ Millions)	(6.1)	673 (¥ Millions)	(36.4)
Total	7,865 (¥ Millions)	9.4	673 (¥ Millions)	(36.4)

Note: The amounts are calculated based on sales price without consumption taxes.

(3) SALES PERFORMANCE

Sales performance for the 9 months ended September 30, 2003 classified by the type of business segment was as follows:

Business Segment	9 months ended September 30,2003	Percentage change (%)
Alcoholic beverages	761,566 (¥ Millions)	(3.6)
Soft drinks	270,022 (¥ Millions)	3.8
Pharmaceuticals	40,003 (¥ Millions)	12.5
Others	101,933 (¥ Millions)	17.6
Total	1,173,527 (¥ Millions)	0.1

Note: The amounts do not include the related consumption taxes, etc.

Percentage change means the ratio of increase or decrease in each item for the 9 months ended September 30, 2003 to those for the 9 months ended September 30, 2002.

For purposes of comparison, figures for the 9 months ended September 30, 2002 have been restated to conform with the change of classifications for business segments in the current fiscal year.

KIRIN BREWERY COMPANY, LIMITED

November 11, 2003

SUMMARY OF NON-CONSOLIDATED FINANCIAL RESULTS FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2003

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.: 2503

Shares Listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Representative: Mr. Koichiro Aramaki, President

For further information, please contact: Mr. Hideo Mori, Executive Officer, General Manager of Communications Dept.

Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly non-consolidated statements of income, etc

   Whether US GAAP is applied: None

   Change in accounting policies: None

2. Business results and financial positions for the 9 months (January 1, 2003 - September 30, 2003)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Income before extraordinary items (¥ millions)	Percentage change (%)
9 months ended September 30,2003	700,123	(5.4)	46,601	18.4	60,133	27.5
9 months ended September 30,2002	740,054		39,360		47,146	
Year ended December 31, 2002	999,920		44,024		53,831	

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)
9 months ended September 30,2003	35,783	39.1	37.02	—
9 months ended September 30,2002	25,730		26.22	—
Year ended December 31, 2002	26,380		26.96	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the 9 months ended September 30, 2003, to those for the 9 months ended September 30, 2002.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
September 30, 2003	1,283,545	718,164	56.0	743.10
September 30, 2002	1,254,390	694,675	55.4	713.64
December 31, 2002	1,280,112	679,770	53.1	703.18

3. Forecast of business results for the current fiscal year (January 1, 2003-December 31, 2003)

	Sales (¥ millions)	Income before extraordinary items (¥ millions)	Net income (¥ millions)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
Year ending December 31, 2003	970,000	64,000	33,000	6.00	12.00

Note: Forecasted operating income ¥ 48,000 million

BALANCE SHEETS

(¥ millions)

ASSETS	At September 30, 2003 Amount	Percentage over total assets	At September 30, 2002 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2002 Amount	Percentage over total assets
Current Assets		%		%			%
Cash	84,898		58,535		26,363	54,838	
Notes receivable	467		1,873		(1,406)	2,088	
Accounts receivable	137,577		129,266		8,311	178,193	
Marketable securities	—		2,006		(2,006)	1,001	
Inventories	41,309		41,888		(579)	36,851	
Other	27,295		27,185		110	35,268	
Allowance for doubtful accounts	(2,971)		(2,197)		(774)	(4,327)	
Total current assets	288,576	22.5	258,559	20.6	30,017	303,914	23.7
Fixed Assets							
Property, Plant and Equipment							
Buildings	115,327		122,305		(6,978)	120,449	
Machinery and equipment	118,426		131,180		(12,754)	130,748	
Land	113,108		113,193		(85)	113,263	
Construction in progress	20,297		12,282		8,015	8,130	
Other	27,564		29,291		(1,727)	28,759	
Total	394,724	30.7	408,254	32.5	(13,530)	401,351	31.4
Intangible Assets	6,011	0.5	6,190	0.5	(179)	6,047	0.5
Investments and Other Assets							
Investment securities	215,178		209,349		5,829	190,820	
Investments in subsidiaries and affiliates	270,637		257,408		13,229	257,612	
Life insurance investments	35,169		33,811		1,358	34,985	
Other	77,635		84,376		(6,741)	88,743	
Allowance for doubtful accounts	(4,386)		(3,559)		(827)	(3,362)	
Total	594,233	46.3	581,386	46.4	12,847	568,799	44.4
Total fixed assets	994,969	77.5	995,831	79.4	(862)	976,198	76.3
TOTAL ASSETS	1,283,545	100.0	1,254,390	100.0	29,155	1,280,112	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	At September 30, 2003 Amount	Percentage over total assets	At September 30, 2002 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2002 Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes payable	4,088		842		3,246	592	
Accounts payable	30,765		34,255		(3,490)	33,987	
Short-term loans payable	33,000		27,400		5,600	17,500	
Liquor taxes payable	74,675		75,278		(603)	111,206	
Income taxes payable	17,719		11,336		6,383	8,467	
Accrued expenses	29,295		31,505		(2,210)	37,566	
Deposits received	50,363		54,515		(4,152)	59,386	
Other	29,957		30,495		(538)	34,181	
Total current liabilities	269,865	21.0	265,629	21.2	4,236	302,888	23.7
Long-term Liabilities							
Bonds	110,000		110,000		—	110,000	
Long-term debt	26,000		21,000		5,000	26,000	
Pension and retirement benefits	75,719		83,020		(7,301)	81,385	
Other reserves	1,013		1,330		(317)	1,414	
Deposits received	62,344		69,350		(7,006)	68,301	
Other	20,437		9,385		11,052	10,350	
Total long-term liabilities	295,515	23.0	294,086	23.4	1,429	297,453	23.2
TOTAL LIABILITIES	565,380	44.0	559,715	44.6	5,665	600,341	46.9
Common stock	—	—	102,045	8.2	(102,045)	102,045	8.0
Additional paid-in capital	—	—	70,868	5.7	(70,868)	70,868	5.5
Legal reserve	—	—	25,511	2.0	(25,511)	25,511	2.0
Retained earnings							
Voluntary earned surplus	—		427,666		(427,666)	427,666	
Unappropriated retained earnings	—		60,605		(60,605)	61,255	
Total retained earnings	—	—	488,272	38.9	(488,272)	488,922	38.2
Net unrealized holding gains on securities	—	—	16,686	1.3	(16,686)	6,050	0.5
Treasury stock	—	—	(8,709)	(0.7)	8,709	(13,628)	(1.1)
TOTAL SHAREHOLDERS' EQUITY	—	—	694,675	55.4	(694,675)	679,770	53.1
Common stock	102,045	8.0	—	—	102,045	—	—
Capital reserve							
Additional paid-in capital	70,868		—		70,868	—	
Total Capital reserve	70,868	5.5	—	—	70,868	—	—
Retained earnings							
Legal reserve	25,511		—		25,511	—	
Voluntary earned surplus	441,942		—		441,942	—	
Unappropriated retained earnings	71,014		—		71,014	—	
Total retained earnings	538,468	42.0	—	—	538,468	—	—
Net unrealized holding gains on securities	20,640	1.6	—	—	20,640	—	—
Treasury stock	(13,858)	(1.1)	—	—	(13,858)	—	—
TOTAL SHAREHOLDERS' EQUITY	718,164	56.0	—	—	718,164	—	—
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,283,545	100.0	1,254,390	100.0	29,155	1,280,112	100.0

STATEMENTS OF INCOME

(¥ millions)

	9 months ended September 30, 2003 Amount	Percentage over sales	9 months ended September 30, 2002 Amount	Percentage over sales	Increase (Decrease) Amount	Year ended December 31, 2002 Amount	Percentage over sales
		%		%			%
Sales	700,123	100.0	740,054	100.0	(39,931)	999,920	100.0
Cost of Sales	488,588	69.8	518,454	70.1	(29,866)	703,954	70.4
Gross profit	211,535	30.2	221,599	29.9	(10,064)	295,965	29.6
Selling, General and Administrative Expenses	164,933	23.6	182,238	24.6	(17,305)	251,941	25.2
Operating Income	46,601	6.7	39,360	5.3	7,241	44,024	4.4
Non-operating Income							
Interest income	391		540		(149)	726	
Return on funds in trust	—		210		(210)	210	
Dividend income	11,913		8,198		3,715	9,318	
Other	5,562		3,383		2,179	4,971	
Total	17,866	2.6	12,332	1.7	5,534	15,226	1.5
Non-operating Expenses							
Interest expense	1,532		1,392		140	1,961	
Other	2,802		3,154		(352)	3,458	
Total	4,334	0.6	4,546	0.6	(212)	5,419	0.5
Income before Extraordinary Items and Income Taxes	60,133	8.6	47,146	6.4	12,987	53,831	5.4
Extraordinary Income	1,902	0.3	2,336	0.3	(434)	2,324	0.2
Extraordinary Expenses	1,352	0.2	3,852	0.5	(2,500)	11,268	1.1
Income before Income Taxes	60,683	8.7	45,630	6.2	15,053	44,887	4.5
Income Taxes	24,900	3.6	19,900	2.7	5,000	18,507	1.9
Net Income	35,783	5.1	25,730	3.5	10,053	26,380	2.6
Retained earnings brought forward from the prior fiscal year	41,030		40,750		280	40,750	
Dividends (interim)	5,799		5,874		(75)	5,874	
Unappropriated retained earnings	71,014		60,605		10,409	61,255	